December18, 2009

Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Fushi Copperweld, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the period ended June 30, 2009
File No. 1-33669

Dear Mr. O’Brien:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on November 30, 2009 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-K for the year ended December 31, 2008

1.           Based on the supplemental information provided to us on October 30, 2009 and the substantial disparity in the PRC and US/UK profitability referenced on pages F-20 and F-21 of the December 31, 2008 Form 10-K and in the 2008 and 2009 ASC 280-10 disclosures contained in your recent Form 10-Qs, it appears that ASC 280-10 data was also required in your December 31, 2008 Form 10-K. Please either provide the ASC 280-10 disclosures in an amended Form 10-K or clearly explain the basis for excluding this disclosure.

Response:   We intend to timely file our Annual Report on Form 10-K for the 2009 fiscal year (“2009 10-K”).  Given the short timeframe between now and the March 11, 2010 deadline  we do not believe we will have sufficient time to  file an amendment to our Annual Report on Form 10-K for the 2008 fiscal year.  Instead, we propose to provide more detailed segment information for 2008  in our MD&A in the 2009 10-K and will include in the 2009 10-K a discussion of financial condition and operating performance by reporting segment.

This new disclosure will detail management’s analysis of the Company’s profit margins of the US/UK in 2008 and 2007, and will include a discussion of the macroeconomic effects on the Company’s operations in the latter half of 2008.  Set forth below is the additional detail that will be provided in the MD&A:

Operating margins for our Chinese segment by quarter for fiscal year 2007 and 2008 were approximately as follows:

	Q1 2007¹	Q2 2007¹	Q3 2007¹	Q4 2007[2]	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Operating Margin	28.7%	28.5%	27.3%	21.5%	27.2%	27.4%	27.7%	24.5%

(1) Corporate and PRC operations consolidated.  Included approximately $2.3 million of Corporate expenses.

(2) Corporate and PRC operations consolidated. Included approximately $1.8 million of Corporate expenses and expenses associated with the Copperweld acquisition.

Operating margins for our US segment (“Copperweld”), which includes our UK operations, by quarter for fiscal year 2007 and 2008 were approximately as follows:

	Q1 2007¹	Q2 2007¹	Q3 2007¹	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Operating Margin	N/A	N/A	N/A	-5.5%	7.1%	2.2%	0.7%	-25.0%

(1) Reflects periods prior to the acquisition of Copperweld.

Due to various corporate restructurings dating back to the bankruptcy of Copperweld’s parent company, LTV Steel, in the early 2000’s, Copperweld had few financing alternatives and was taken private in a management buyout. Following the management buyout, Copperweld was left highly leveraged on debt and severely undercapitalized.  Due to this undercapitalization, as copper prices began to rise in 2006, Copperweld experienced a working capital shortage which translated into a decrease/loss in sales and profitability.  Following our acquisition of Copperweld, we immediately took steps to improve the working capital situation at Copperweld and in addition made several investments in capital expenditures. As a result of the execution of these plans, during the first quarter of 2008, Copperweld was able to improve profitability. However, the onset of the global economic crisis caused a significant reduction in demand within Copperweld’s primary markets served (US and Europe).  A majority of Copperweld’s customers, including some of its largest witnessed a decrease in sales of almost 50%, which directly translated into decreased sales and profitability for Copperweld.  The global economic crisis has greatly affected the markets served by Copperweld and thus, has further highlighted the differences in profitability between Copperweld and our Chinese operations.

2.           In your amended Form 10-K, please ensure that MD&A includes a discussion of financial condition and operating performance by segment. Refer to Release No. 33-8350.

Response:  We refer you to our response to Comment 1. Although we have proposed not to amend our 2008 10-K, we will in our 2009 10-K update our MD&A disclosure to include the narrative in Comment 1. We will also continue to provide a discussion of financial condition and operating performance by segment as we have done in the second and third quarters of 2009.

3.           Please ensure that the amended Form 10-K is responsive to all prior comments, including the parent-only financial statements (Schedule I) that is the subject of Fushi Copperweld, Inc. November 30, 2009 comment 9 below. Please ensure that the amended Form 10-K also contains a dual dated audit report and updated certifications.

Response:  We refer you our response to Comment 1.  Although we have proposed not to amend our 2008 10-K, our 2009 10-K will include and be responsive to all comments received to date, and will include the parent-only financial statements (Schedule I), which we began to include in our quarterly reports beginning with the second quarter of 2009.

Form 10-Q for the period ended June 30, 2009

Note 2 — Summary of Significant Accounting Policies, page 7

4.           We have read your response to comment 1 in our letter dated October 1, 2009, as well as the supplemental information provided to us on October 30, 2009, November 10, 2009 and November 17, 2009. Please clearly explain to us how the Dalian Fushi stockholders expect to recoup their substantial equity investment, given that the Entrusted Management Agreement appears to convey complete control over Dalian Fushi’s assets and cash flows to Fushi International. Please tell us how you concluded that the contract is legally enforceable and why the parties structured an agreement in this manner instead of using a standard rental agreement whereby Fushi International would pay rent for the use of Dalian Fushi’s building, which would provide Dalian Fushi’s stockholders with a mechanism to repay the mortgage debt and generate an investment return. In this regard, it appears that Fushi International constructed the building for Dalian Fushi primarily using the funds invested by the Dalian Fushi stockholders. Also, we note the Entrusted Management Agreement includes language pertaining to an expected acquisition of Dalian Fushi by Fushi International. Please tell us why such acquisition has not yet been consummated and when it is expected to happen.

Response:  There are laws and regulations in the PRC that restrict, and in some circumstances prohibit, foreign ownership of PRC operating companies engaged in businesses in certain industries, or that own certain types of assets.  These laws also make it difficult to legally transfer certain assets, such as buildings and land.  In order to comply with these laws and regulations, many foreign-owned companies have found ways to control these PRC operating companies and obtain the economic benefits of their operations and/or assets, other than through direct equity ownership. A corporate structure has emerged in which foreign companies form an entity in China, also called a wholly foreign owned entity, or WFOE.  This WFOE enters into contractual agreements with the PRC operating company, which allow the WFOE to, among other things, secure significant rights to influence the PRC operating company’s business operations, policies and arrangements, approve all matters requiring shareholder approval and give the WFOE the right to include 100% of the income earned by the PRC operating company, and the PRC operating company’s assets and liabilities as part of the WFOE’s financial statements, which are ultimately consolidated with the WFOE’s parent company.  For example, typically, all voting rights of the PRC company are assigned to the WFOE and the WFOE has the right to appoint all directors and senior management personnel of the PRC operating company. The WFOE may also enter into management agreements with the PRC operating company under which the WFOE provides services to the PRC operating company in exchange for substantially all of the net income of the PRC operating company.  The PRC operating company is often owned by Chinese citizens who are members of management or employees of the parent company, which is listed in the U.S. public markets.

Additionally, in the Entrustment Management Agreement, Dalian Fushi has no right to vote, control the business operations or appoint any directors, and the legal owners have no ability to liquidate and receive any proceeds upon liquidation.

This structure may be utilized for a variety of reasons, including to allow the consolidation of the financial statements of the PRC operating company where there are restrictions under the PRC law on foreign ownership of these PRC companies.   This structure is very common among Chinese public companies and has been in existence in various forms for over ten years.  Many public accounting firms have reviewed this organizational structure and have agreed with the basis for consolidating VIEs under FIN 46(R).  Some of the notable public Chinese companies utilizing a VIE structure are: Baidu, Inc., Sina Corp., Chindex International Inc., China Wind Systems, Inc. and AsiaInfo Holdings Inc.

In Dalian Fushi’s case, the Management Entrustment Agreement and other restructuring agreements were utilized instead of a direct acquisition of Dalian Fushi’s assets, because of the lack of clarity in the implementation of current PRC laws regarding the use of a non-PRC entity’s equity as consideration to acquire a PRC entity’s equity or assets. This makes it highly uncertain, if not impossible, for a non-PRC entity like Fushi Copperweld to use its equity to acquire a PRC entity (such as Dalian Fushi). If an acquisition of a PRC entity using foreign equity was possible, we could have acquired 100% of the stock of Dalian Fushi in exchange for our common stock. Since the PRC laws do not allow for that, we, through Dalian DPI, purchased the maximum amount of assets possible with the net proceeds of the private placement offering described below, and leased the remainder of Dalian Fushi's assets used in Dalian Fushi's business for nominal consideration.

A detailed discussion of the background and history of our current corporate structure was fully disclosed in a Current Report on Form 8-K, dated December 13, 2005 and filed with the Commission on December 14, 2005.

How do the Dalian Fushi stockholders expect to recoup their substantial equity investment, given that the Entrusted Management Agreement appears to convey complete control over Dalian Fushi’s assets and cash flows to Fushi International ?

Pursuant to the terms of the  Entrusted Management Agreement, Fushi International (f/k/a Dalian DPI) was entitled to receive  as a management fee the net profits/losses of Dalian Fushi’s operations and in exchange for giving up their ability to control the operations, business and voting of Dalian Fushi,Messrs. Fu and Yang, the shareholders and officers of  Dalian Fushi received shares of our common stock representing approximately 44.7% and 5.1% , respectively.  Messrs. Fu and Yang were able to recoup their substantial equity investment in Dalian Fushi through their significant equity ownership in Fushi Copperweld.  Based on a market capitalization of approximately $265 million as of December 9, 2009, Messrs. Fu and Yang’s initial equity stake at current valuations would have been approximately $118 million and $13.5 million, respectively.

How did you conclude that the contract is legally enforceable and why the parties structured an agreement in this manner instead of using a standard rental agreement whereby Fushi International would pay rent for the use of Dalian Fushi’s building, which would provide Dalian Fushi’s stockholders with a mechanism to repay the mortgage debt and generate an investment return?  In this regard, it appears that Fushi  international constructed the building for Dalian Fushi primarily using the funds invested by the Dalian Fushi stockholders.

As previously explained the Restructuring Agreements were utilized, instead of a complete acquisition of Dalian Fushi's assets, because of the lack of clarity in the implementation of current PRC laws regarding the use of a non-PRC entity’s equity as consideration to acquire a PRC entity’s equity or assets. This makes it highly uncertain, if not impossible, for a non-PRC entity (such as the Company) to use its equity to acquire a PRC entity (such as Dalian’ Fushi). While PRC law does allow for the purchase of equity interests in, or assets of a PRC entity by a non-PRC entity for cash, the purchase price must be based on the appraised value of the equity or assets. If an acquisition of a PRC entity using foreign equity was possible, we could have acquired 100% of the stock of Dalian Fushi in exchange for our common stock.

In addition, the motivation for using this sort of agreement was that we knew at the time of the share exchange and going public in the US market, that there were certain assets in China that could not legally be transferred from Dalian Fushi to Fushi Copperweld in accordance with the laws of the People’s Republic of China (PRC).  Dalian Fushi held certain machinery and equipment, which  could be legally transferred toFushi Copperweld, a foreign company, without much difficulty. However, assets like building and land use rights are more problematic to transfer under PRC laws. We were uncertain if other current or future assets held by Dalian Fushi may also have been problematic to transfer under PRC laws, so that’s why we structured the Entrustment Management Agreement as a “catch-all” agreement in case certain current and future assets, beyond just building and land use rights, became difficult to transfer. Accordingly, for assets that could not be transferred under PRC laws, we use the Entrustment Management Agreement and other Restructuring Documents to ensure that we can record such assets in our financials statements to accurately reflect that the assets are still part of a VIE (Dalian Fushi) of Fushi Copperweld.

With respect to the language pertaining to an acquisition, while certain assets of Dalian, such as machinery and equipment, were transferred to Fushi Copperweld, an acquisition of Dalian Fushi itself was never consummated due to the fact that Dalian Fushi holds certain assets such as land use rights, which as noted above, are problematic to transfer to foreign companies under PRC laws. Since the acquisition was never consummated, the Entrusted Management Agreement remains in effect. Until China substantially changes its property rights law, especially with respect to foreign companies, we do not expect an acquisition of Dalian Fushi to ever be consummated.

We also believe we should address why the structuring should not be recorded as a capital lease under FAS 13.

First, the acquisition of Dalian Fushi was not structured specifically to acquire the building and land use rights. The purpose of the Entrustment Management Agreement and other Restructuring Documents was to gain economic rights to assets that the PRC government would otherwise restrict. Such assets, in our situation, were building and land use rights, but could have in the future been patents, trademarks, strategic assets (as defined by PRC laws) or any kind of assets that would not ordinarily be eligible for capital lease treatment. Second, the clear precedent as established by other Chinese US-publicly traded companies, as discussed in our response to Comment 7 is not to use capital lease treatment but to simply consolidate the assets of Dalian Fushi as if it were a majority-controlled subsidiary.

5.           Given the structure of the agreements noted above between the stockholders of Dalian Fushi and Fushi International, please explain to us why the stockholders signing over their rights, control and future cash flows does not amount to an abandonment of their investment. In this regard, please tell us whether Dalian Fushi’s long-term assets should have been written down, or impaired, on the date these contracts/agreements were signed, under ASC Topics 360 and 205.

Response: The decision to structure the agreements in this way was a management operational decision.  The shareholders didn’t abandon their investment, they received shares in a US public company.  The number of shares they received at the time would be worth more than $100 million based on current market valuations. Accordingly, this is a direct indication that Dalian Fushi’s assets were quite valuable and should not have been written down.  In addition, Dalian Fushi’s long-term assets constructively become the major operating assets of Dalian DPI through the Entrusted Management Agreement.  Because Dalian Fushi qualifies as a VIE under FIN46R and is consolidated under Fushi Copperweld, Dalian Fushi’s long-term assets are considered to be part of the Company’s operating assets which are tested for impairment on an ongoing consolidated basis.

6.           Please also address the following comments as they pertain to the above comments and consolidation under FIN 46R:

•	Please clarify how you determined that you have a variable interest in Dalian Fushi as defined in paragraph 2.c of FIN 46R.

•
We note that Mr. Li Fu owns 87.7% of Dalian Fushi and 40% of the Company, as disclosed on page 27 of the December 31, 2008 Form 10-K. Please tell us why this arrangement was not disclosed in the Form 10-K pursuant to Item 404 of Regulation S-K and Item 13 of the Form Instructions.

•
FIN 46R requires an analysis in order to determine who the primary beneficiary of a variable interest entity is. This calculation should demonstrate that the primary beneficiary will absorb a majority of Fushi Copperweld, Inc. November 30, 2009 entity’s expected losses, receive a majority of each entity’s expected residual returns, or both, as illustrated in Appendix A. You have told us on October 30, 2009, that this computation is not applicable to Dalian Fushi. If you are unable to perform this calculation, it does not appear that you are able to use FIN 46R as a basis for consolidation. Therefore as previously requested, please provide us the calculation that supports your conclusion that you are the primary beneficiary pursuant to ASC 810-1025-38. The assessment should also include your assumption(s) of who receives the proceeds when the building is sold or otherwise disposed.

Response:  Before we discuss our analysis of FIN46R below, below is a list of all of the agreements that are part of what we call the “Restructuring Agreements”:

a) Dalian Fushi leased to Fushi International (f/k/a Dalian DPI) land and 5 production lines which are the only current assets of Dalian Fushi.

b) First and second patent contracts in which 4 patents in use and 1 pending registration patents are transferred from Dalian Fushi to Dalian DPI for $14,870.

c) Trademark authorization in which the trademark "Fushi" registered in the name of a stockholder was transferred to Fushi International (f/k/a Dalian DPI) free of charge.

d) Entrusted management contract in which the shareholders of Dalian Fushi entrusted the business operation of Dalian Fushi and its management to Fushi International (f/k/a Dalian DPI) for a monthly management fee. The monthly management fee is the monthly net income earned by Dalian Fushi. Fushi International (f/k/a Dalian DPI) assumed all the operation risks as a result of the Entrustment Management Agreement  and bears all the losses incurred by Dalian Fushi.

e) Shareholders' voting proxy agreement in which Dalian Fushi appointed the Board of Directors of Fushi International (f/k/a Dalian DPI) as their proxy to vote on all matters that require Dalian Fushi shareholders' approval.

f) Exclusive Option Agreement in which Dalian Fushi shareholders granted Fushi International (f/k/a) Dalian DPI an irrevocable option to acquire Dalian Fushi's equity and remaining assets.

g) Share Pledge Agreement in which Dalian Fushi shareholders pledged all their equity interests in Dalian Fushi to guarantee Fushi International’s (f/k/a Dalian DPI) rights and benefits under the Restructuring Agreements.

First, with respect to how we determined that we have a variable interest in Dalian Fushi as defined in paragraph 2.c of FIN 46R:

Fushi International owns 0% of Dalian Fushi. When we refer to a 100% VIE, we mean that Fushi International has 100% of the voting rights with respect to Dalian Fushi and in accordance with the Entrusted Management Agreement are entitled to any of Dalian Fushi's net profits as a management fee, and will be obligated to pay all of Dalian Fushi payables and loan payments.

Dalian Fushi is considered a Variable Interest Entity (“VIE”) and is consolidated due to the following:

1.           Under FIN 46R, paragraph 2c, the definition of variable interests in a variable interest entity “are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests.  Equity interests with or without voting rights are considered variable interests if the entity is a variable interest entity and to the extent that the investment is at risk.”  First, Dalian Fushi is not a self-supportive entity and the investment is at risk. Also, in accordance with paragraph 5 of FIN 46R, “An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:” and “condition a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders”.

Dalian Fushi has no revenues and its condensed balance sheet as of September 30, 2009 is as below:

Current Assets	244,468
Non-current Assets	54,189,940
Total Assets	54,434,408
Other Payable	128,860
Payables to Fushi International	22,039,185
Equity	32,266,363
Total Equity and Liabilities	54,434,408

Although the equity investment of Dalian Fushi at risk is over 10% of total assets, it is almost all employed in Non-current assets (primarily $48 million fixed assets and $5.6 million land use right and intangible assets) and not sufficient to finance its ongoing operating expenses (mainly office building maintenance costs) without additional financial support from Fushi International. Also, Dalian Fushi owes $22 million to Fushi International for constructing the office buildings.

2.            Dalian Fushi has insufficient authority by itself to make significant decisions about the entity’s activities. Under the Entrustment Management Agreement, Fushi International (f/k/a Dalian DPI) manages Dalian Fushi's operations and assets, and controls all of Dalian Fushi's cash flow through an entrusted bank account. In turn, it will be entitled to any of Dalian Fushi's net profits as a management fee, and will be obligated to pay all Dalian Fushi payables and loan payments. In addition, Fushi International (f/k/a Dalian DPI) , Dalian Fushi and its registered shareholders have entered into a Voting Proxy Agreement, pursuant to which, the Dalian Fushi shareholders irrevocably and exclusively appointed the members of the board of directors of Fushi International (f/k/a Dalian DPI) as their proxy to vote on all matters that require Dalian Fushi shareholder approval.

Regarding your comment that Mr. Li Fu owns 87.7% of Dalian Fushi and 40% of the Company, as disclosed on page 27 of the December 31, 2008 Form 10-K. Please tell us why this arrangement was not disclosed in the Form 10-K pursuant to Item 404 of Regulation S-K and Item 13 of the Form Instructions.

We will disclose such relationship in our 2009 10-K as required under Item 404 of Regulation S-K.

Finally, with respect to the analysis of who the primary beneficiary is:

Fushi International has been determined as the primary beneficiary of Dalian Fushi via the Entrusted Management Agreement, pursuant to which Fushi International (f/k/a Dalian DPI) will manage Dalian Fushi’s operations and assets and control all of Dalian Fushi’s cash-flow through an entrusted bank account. In turn, Fushi International will be entitled to any of Dalian Fushi’s net profits as a management fee and will be obligated to pay all of Dalian Fushi’s payables and loan payments. In accordance with paragraph 14 of FIN 46R, “An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.”

7.           Given the legal ownership of Dalian Fushi is not held by the Company or one of its subsidiaries, it appears the non-controlling interest of Dalian Fushi should be classified separately in the 2009 balance sheets pursuant to ASC 810-10-65 and ASC 810-10-45-16. We note that Dalian Fushi’s equity represented approximately 17%, 16% and 15% of consolidated equity at March 31, 2009, June 30, 2009, and September 30, 2009, respectively. Please advise.

Response:  We understand the Staff’s reasoning here based on applicable accounting standards. Nevertheless, in the case of Chinese companies, the notion of controlling interests/non-controlling interests, legal ownership and/or property rights should be viewed differently, especially given that China is a one-party system often seriously lacking in due process.

Since the VIE treatment allows 100% of the benefits of Dalian Fushi to be passed to Fushi Copperweld, we believe that this should also govern the balance sheet treatment. Accordingly, no non-controlling interest should be recorded.

We refer the Staff to the list set forth below of some  other Chinese companies listed in the US markets with similar fact patterns to us that use the same accounting treatment. These companies a) have been public in the US for some time, at least three of the companies for more than a decade, b) have numerous VIEs, c) have majority and minority shareholders in such VIEs and d) do not record non-controlling interests based on the fact of these minority shareholders in VIE.  This list is by no means exhaustive, but is just a sampling of other Chinese public companies with the same or similar structure.

1.	Sina

2.	Sohu

3.	Netease

4.	AsiaInfo Holding

5.	ChinaWind System

6.	Chindex International

8.           We note that Dalian Fushi’s equity represented approximately 17% of consolidated equity at December 31, 2008. Since such amount would be required to be presented as minority interest outside of equity at that date, please amend the December 31, 2008 Form 10-K to correct this item accordingly.

Response: We refer you to our response in the above Comment 7.  We believe that Dalian Fushi should be recorded as a wholly (100%) owned subsidiary of Fushi Copperweld according to FIN 46R. Accordingly, no non-controlling interest should be recorded

Liquidity and Capital Resources, page 70

9.           We have read your response to comment 4 in our letter dated October 1, 2009. You have told us that the net intercompany payable classified in operating activities on the Schedule I statement of cash flows in the amount of $5.3 million is not an intercompany loan that is required to be repaid. Please explain to us how this item may appropriately be classified as a payable if there is no repayment obligation. If it is not a payable, then it appears the Schedule I balance sheet overstates liabilities and investments in subsidiaries. Please clarify whether this item is a dividend. We note, however, in your September 11, 2009 letter that the PRC subsidiary has never paid dividends. If this item is a dividend, then it appears the parent would have to record a tax expense for the repatriated earnings. Please advise.

Response: We manage our working capital centrally and allocate funds to each entity for working capital needs. Specifically, the $5.3 million item was used to support the parent company's operating activities. The parent company has an implicit contractual obligation to repay the subsidiary on demand.  Going forward, such amounts will be classified as financing activities on the statement of cash flows.  In our 2009 Form 10-K we will disclose in our supplemental disclosures Schedule I that “certain reclassifications have been made to the 2008 condensed parent  company financial statements to conform to the 2009 condensed parent company financial statement presentation. These reclassifications had no effect on net income or cash flows as previously reported.”

* * *

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mitchell S. Nussbaum, of Loeb & Loeb LLP, our legal counsel at (212) 407-4159.

Sincerely,

/s/ Beihong Linda Zhang
Beihong Linda Zhang
Chief Financial Officer